                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2000


                                       OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE   SECURITIES
     EXCHANGE ACT OF 1934
     For the transition period from ________________ to ________________.


                          Commission File No.: 000-12954


     A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                    Lancaster Press, Inc. Union Savings Plan
                               3575 Hempland Road
                           Lancaster, PA  17604-3457

     B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                       Cadmus Communications Corporation
                         1801 Bayberry Court, Suite 200
                            Richmond, Virginia 23226

                              REQUIRED INFORMATION

     The following financial statements are furnished for the Lancaster Press, Inc. Union Savings Plan:


                   Reports of Independent Public Accountants

              Statement of Net Assets Available for Plan Benefits
                        As of December 31, 2000 and 1999

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2000

            Notes to Financial Statements December 31, 2000 and 1999

                Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                   Consents of Independent Public Accountants

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   LANCASTER PRESS, INC. UNION SAVINGS PLAN
                                   Cadmus Journal Services, Inc.,
                                   as successor in interest by merger to
                                   Lancaster Press, Inc.
                                   (As Plan Administrator)


   June 26, 2001                   By: /s/  David E. Bosher
 -----------------                    ----------------------
     (Date)                           David E. Bosher
                                      Cadmus Journal Services, Inc.
                                      Vice President and Treasurer

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                              Financial Statements

                           December 31, 2000 and 1999

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                               Table of Contents

                                                                          Page
                                                                          ----

Reports of Independent Accountants                                         1-2

Financial Statements:
   Statements of Net Assets Available for Benefits                           3
   Statement of Changes in Net Assets Available for Benefits                 4
   Notes to Financial Statements                                           5-7

Supplemental Information:
   Schedule of Assets Held for Investment Purposes at December 31, 2000      8

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator
 Lancaster Press, Inc. Union Savings Plan:

     We have audited the accompanying statement of net assets available for benefits of Lancaster Press, Inc. Union Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lancaster Press, Inc. Union Savings Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia
June 15, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator and Participants of
 Lancaster Press, Inc. Union Savings Plan:

     We have audited the accompanying statement of net assets available for plan benefits of Lancaster Press, Inc. Union Savings Plan (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ Arthur Andersen LLP

Richmond, Virginia
June 14, 2000

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999


     Assets                                   2000        1999
     ------                               ----------  ----------

Investments, at fair value                $1,865,319  $1,911,076
Contributions receivable                      17,874      20,344
                                          ----------  ----------

     Net assets available for benefits    $1,883,193  $1,931,420
                                          ==========  ==========

See accompanying notes to financial statements.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000


Additions:
 Additions to net assets attributed to:
   Investment income:
     Interest and dividends                          $     45,660
     Net depreciation in fair value of investments        (84,281)
                                                     ------------
        Total investment income (loss)                    (38,621)
   Participants' contributions                            193,665
                                                     ------------
        Total additions                                   155,044

Deductions:
 Benefits paid to participants                            203,271
                                                     ------------

      Net decrease                                        (48,227)

Net assets available for benefits:
   Beginning of year                                    1,931,420
                                                     ------------

   End of year                                       $  1,883,193
                                                     ============


See accompanying notes to financial statements.

                    LANCASTER PRESS, INC. UNION SAVINS PLAN

                         Notes to Financial Statements

1.   Description of Plan:

     The following description of the Lancaster Press, Inc. Union Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General: Lancaster Press, Inc. established the Plan in January 1992. In May 1996, the Company was purchased by Cadmus Communications Corporation ("Cadmus"), and subsequently merged into Cadmus Journal Services, Inc. (the "Company"), a wholly owned subsidiary of Cadmus.

     The Plan is a defined contribution plan covering all employees who are a member of one of the following three collective bargaining units: Graphic Communications Union - Local 160-M, Graphic Communications International Union - Local 138B or Lancaster Local No. 70 - Printing, Publishing and Media Workers Sector - CWA. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration: The Plan is administered by the Plan trustees, a group comprised of Company employees, who are not compensated for administrative services rendered.

     Contributions: The Plan provides for participant contributions of up to 15% of annual compensation, as defined in the Plan. The Plan does not provide for employer contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions are subject to certain limitations.

     Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting: Participants are immediately vested in their contributions, plus actual earnings thereon.

     Investment Options: Upon enrollment in the Plan, participants may direct the custodian as to the investment of their account balances into five investment options offered by the Plan. The Plan offers four mutual funds, each managed by The Vanguard Group, and one fund investing in Cadmus common stock as investment options for participants. Participants can direct the investment of contributions and can transfer funds between investments on a quarterly basis.

     Payment of Benefits: Distribution of the vested portion of a participant's account will occur upon the participant's termination of service, retirement, death, disability, or hardship withdrawal, as defined in the Plan. A participant is entitled to receive a lump sum payment or an annuity paid in equal installments, at the participant's option.

                    LANCASTER PRESS, INC. UNION SAVINS PLAN

                         Notes to Financial Statements

2.   Summary of Significant Accounting Policies:

     Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

     Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in Cadmus common stock and mutual funds are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits: Benefits are recorded when paid.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

     Change in Presentation: On August 25, 1999, the Financial Accounting Standards Board approved for issuance Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (the "SOP"). This SOP became effective for years ending after December 15, 1999. The primary effect of this SOP on the accompanying financial statements was the elimination of the presentation of separate transactions and balances by investment option for participant-directed investments. The SOP was adopted for the 1999 financial statements and, as such, the 2000 and 1999 financial statements have eliminated the participant directed fund investment program disclosures.


3.   Investments:

     Investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                               2000         1999
                                                           ----------   ----------
     The Vanguard Group:
       Money Market Reserves - Federal Portfolio Fund      $  118,597   $  108,713
       Fixed Income Securities Fund - Short-Term
        Federal Portfolio Fund                                116,161      115,253
       Wellington Fund                                        550,517      608,638
       Index Trust - 500 Portfolio Fund                     1,077,849    1,077,001

                    LANCASTER PRESS, INC. UNION SAVINS PLAN

                         Notes to Financial Statements

3.   Investments, continued:

     During 2000, the Plan's investments appreciated (depreciated) in fair value as follows:


          Mutual funds                          $(84,389)
          Common stock                               108
                                              ----------
             Net depreciation                   $(84,281)
                                              ==========

4.   Administrative Expenses:

     Administrative expenses of the Plan are paid jointly by the Company and participants. Investment advisory fees are paid by the Plan. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.   Tax Status:

     The Internal Revenue Service has determined, by a letter dated February 2, 1996, that the Plan, as amended, was designed in compliance with the applicable requirements of the Internal Revenue Code (the "Code"), and therefore, the related trust was exempt from taxation. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and that changes in the Plan after the date of the Internal Revenue Service determination letter will not affect the qualified status of the Plan and the tax-exempt status of the trust.

6.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

7.   Related-Party Transactions:

     The Plan invests in Cadmus Communications Corporation common stock. This is a related-party transaction and is identified as a party-in-interest in the accompanying supplemental information.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes
                              at December 31, 2000

         Identity of Issue, Borrower, Lessor                                                 Current
                   or Similar Party                        Description of Investment          Value
------------------------------------------------------  -------------------------------   ---------------
The Vanguard Group:
  Money Market Reserves - Federal Portfolio Fund                  Mutual fund                 $  118,597
  Fixed Income Securities Fund - Short-Term                                                      116,161
   Federal Portfolio Fund                                         Mutual fund
  Wellington Fund                                                 Mutual fund                    550,517
  Index Trust - 500 Portfolio Fund                                Mutual fund                  1,077,849
Cadmus Communications Corporation *                        Common stock (173 shares)               2,195
                                                                                              ----------
                                                                                              $1,865,319
                                                                                              ==========

"Cost" is not required as all investments are participant directed.

*   Represents a party-in-interest to the Plan.


See accompanying notes to financial Statements.